SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from                      to
Commission file number 1-32630
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Fidelity National Financial Group 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Financial, Inc., 601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION
     Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Financial Statements and Schedules
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm)

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits — December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — As of December 31, 2007	12

Supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2007	13

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

EXHIBIT 23

Report of Independent Registered Public Accounting Firm
The Advisory Committee
Fidelity National Financial Group 401(k) Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 27, 2008
Jacksonville, Florida
Certified Public Accountants

401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Cash and cash equivalents	$2,872,823	$5,681,515
Common/collective trust funds	294,096,987	259,105,071
Corporate bond fund	9,718,069	3,804,732
Mutual funds	423,524,766	375,942,867
Common stock	83,873,608	112,563,848
Employer common stock	105,294,775	179,512,169
Participant loans	27,982,114	24,369,321

Total investments	947,363,142	960,979,523

Receivables:
Participant contributions	2,029,556	51,195
Employer contributions	764,009	—
Due from broker for securities sold	9,934,781	5,486,802
Accrued dividends	1,429,908	587,991
Accrued interest	37,795	16,309

Total receivables	14,196,049	6,142,297

Total assets	961,559,191	967,121,820

Liabilities:
Refund of excess contributions	7,291	140
Due to broker for securities purchased	4,632,040	3,055,242

Total liabilities	4,639,331	3,055,382

Net assets available for benefits at fair value	956,919,860	964,066,438

Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	679,578	2,415,774

Net assets available for benefits	$957,599,438	966,482,212

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in investments	$(16,257,989)	107,156,865
Interest	3,898,184	3,765,555
Dividends	15,401,491	12,555,047

Investment income, net	3,041,686	123,477,467

Contributions:
Participant	85,643,184	84,667,446
Employer — cash contributions	23,021,792	29,914,309

Total contributions	108,664,976	114,581,755

Transfer in of net assets from merged plans	148,045	3,067,910

Total additions	111,854,707	241,127,132

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	120,267,374	80,479,780
Transfer out of net assets to FIS 401(k)	—	366,543,657
Administrative expenses	470,107	210,465

Total deductions	120,737,481	447,233,902

Net decrease	(8,882,774)	(206,106,770)

Net assets available for benefits:
Beginning of year	966,482,212	1,172,588,982

End of year	$957,599,438	966,482,212

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of Plan

The following description of Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General
The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (FNF or the Company) and its Affiliated and Related Companies, who have attained age 18 and have completed 90 days of service, and elect to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Temporary employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Prior to October 24, 2006, the Plan was sponsored by another company, also called Fidelity National Financial, Inc. (Old FNF). On October 24, 2006, Old FNF distributed to its shareholders all of its shares of the common stock of Fidelity National Title Group, Inc. (FNT), making FNT a stand alone publicly traded company. This resulted in a distribution of FNT common stock to Plan participants who held shares of Old FNF and a reduction in the value of Old FNF shares equal to the value of the distribution of FNT common stock. On November 9, 2006, Old FNF was merged with an into Fidelity National Information Services, Inc. (FIS), which was then a majority owned subsidiary of Old FNF, after which FNT’s name was changed to Fidelity National Financial, Inc. This resulted in a distribution of FIS common stock to Plan participants who held shares of Old FNF, the elimination of shares of Old FNF common stock held by Plan participants, and the renaming of investments in FNT common stock held by Plan participants. The Plan is now sponsored by the Company for the benefit of its employees as noted above.
The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code (IRC), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC. In addition, the Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan within the meaning of section 4975(e)(7) of the IRC. That portion of the Plan is designed to invest primarily in shares of FNF common stock.
(b)	Administration
During 2007 and 2006, the trustee of the Plan was Wells Fargo Bank, NA (Wells Fargo). Wells Fargo also performs participant recordkeeping and other administrative duties for the Plan. The Administrative Committee of the FNF Board of Directors oversees the Plan’s operations.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(c)	Plan Amendments
Effective January 1, 2008, the Plan Committee amended the Plan document to require each eligible employee of the Company to contribute a minimum of 3% of pre-tax compensation to the Plan unless an affirmative contrary election is made by the employee.
Effective January 1, 2008, the Plan Committee elected to amend the section of the Plan document governing matching contributions to allow matching contributions solely at the discretion of the Company, provided that any discretionary matching contribution is applied as a uniform percentage. Prior to January 1, 2008, the Company made matching contributions equal to 50% of a participant’s deferral up to 6% of eligible compensation.
Effective January 1, 2007, the entire Plan document was amended and restated to comply with changes in the IRC and the Employee Retirement Income Security Act of 1974 (ERISA), as enacted in recent federal statutes and to incorporate previously adopted Plan amendments.
Effective January 1, 2006, the Plan Committee elected to include a Roth 401(k) investment option in the Plan.
Effective January 1, 2006, the Plan Committee increased the automatic enrollment percentage for new hires from 2% to 3% for eligible employees hired on or after January 1, 2006.
(d)	Plan Mergers
Following approval by the board of directors of the Company, Go Apply 401(k) and Service Link 401(k), defined contribution employee benefit plans, were merged into the Plan effective October 1, 2007 and April 10, 2006, respectively. The accompanying statements of changes in net assets available for benefits reflect the transfer in of net assets of the Go Apply 401(k) plan in the amount of $148,045 in 2007 and the Service Link 401(k) plan in the amount of $3,067,910 in 2006.
(e)	Transfer of net assets to Fidelity National Information Services 401(k) Profit Sharing Plan
Effective, January 1, 2006, Fidelity National Information Services, Inc. (FIS), which was then a majority owned subsidiary of Old FNF, formed a 401(k) plan and, on March 24, 2006, the account balances relating to employees of FIS, amounting to approximately $367 million, were transferred out of the Plan to the new Fidelity National Information Services 401(k) Profit Sharing Plan.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(f)	Contributions
During 2007 and 2006, participants could generally contribute up to 40% of their pretax annual compensation, as defined in the Plan. The contributions of highly compensated employees, as defined by applicable provisions of the IRC, were limited to 7% of pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2007 and 2006, the Plan offered four common/ collective trust funds, one corporate bond fund, and eight mutual funds, and one common stock fund which invests solely in Company stock as investment options for participants. During Plan years 2007 and 2006, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all Company employees. As of January 1, 2008, matching contributions by the Company have been discontinued. At the option of the Company’s board of directors, matching contributions may be resumed in the future and discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the Plan years ended December 31, 2007 and 2006. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service.
(g)	Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution as applicable, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any.
Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(h)	Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Vested
Number of years of service	percentage
Less than 1 year	—%
1 year	34
2 years	67
3 years or more	100
(i)	Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance. Loan terms range from one to five years or up to

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Interest rates range from 5.0% to 10.5% on loans outstanding as of December 31, 2007 and from 5.0% to 11.0% on loans outstanding as of December 31, 2006. Principal and interest is paid ratably through payroll deductions.
(j)	Payment of Benefits
On termination of service, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution.
(k)	Forfeited Accounts
At December 31, 2007 and 2006, forfeited nonvested accounts totaled $328,510 and $770,662, respectively. Forfeitures may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the Plan sponsor, or reduce future Company contributions. During Plan years 2007 and 2006, forfeitures of nonvested accounts of $1,224,325 and $929,118, respectively, were used to reduce Company contributions.
(l)	Administrative Expenses
Administrative expenses of the Plan that are not paid by the Plan Sponsor are paid by the Plan.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting.
(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)	Certain Reclassifications
Certain reclassifications have been made in the 2006 Statement of Net Assets Available for Benefits to conform to the classifications used in 2007.
(d)	Risk and Uncertainties
The Plan provides for various investment options in common/collective trust funds, corporate bond funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants’ account balances and the amounts reported in the financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(e)	Concentration of Investments
Included in the Plan’s net assets available for benefits at December 31, 2007 are investments in the Company’s common stock (7,207,062 shares) amounting to $105,294,775, or approximately 11% of net assets, and in FIS common stock (2,016,677 shares) amounting to $83,873,608, or approximately 9% of net assets.
Included in the Plan’s net assets available for benefits at December 31, 2006 are investments in the Company’s common stock (7,517,307 shares) amounting to $179,512,169, or approximately 19% of net assets, and in FIS common stock (2,807,778 shares) amounting to $112,563,848, or approximately 12% of net assets.
(f)	Investment Valuation and Income Recognition
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts. The Plan has adopted the FSP.
One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the Stable Return Fund), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. The FSP requires that the Plan report its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The common/collective trust fund investments and the corporate bond fund are valued based on the underlying unit values reported by the respective fund’s audited financial statements as of the Plan’s year end. The common stock of FNF and FIS are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value as of the Plan’s year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
(g)	Payment of Benefits
Benefits are recorded when paid.
(h)	Recent Account Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
measuring fair value, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements for fiscal years beginning after November 15, 2007. Management expects no material impact on the Plan’s net assets available for benefits and changes in net assets available for benefits as a result of implementing SFAS 157.
(3)	Investments

The following presents the Plan’s investments, at fair value, as of December 31, 2007 and 2006 with individual investments that represent 5% or more of the Plan’s net assets separately identified:

	2007	2006
Wells Fargo S&P 500 Index Fund	$62,474,488	62,297,774
Wells Fargo Stable Return Fund	195,164,227	170,139,499
ABN Amro Growth Fund	120,339,280	107,921,929
Julius Baer International Equity Fund Institutional Shares #1523	66,081,030	50,352,253
Oakmark Equity and Income Fund	118,033,195	105,771,107
Fidelity National Financial, Inc. Common Stock	105,294,775	179,512,169
Fidelity National Information Services, Inc. Common Stock	83,873,608	112,563,848
All other investments less than 5%	196,102,539	172,420,944

Total	$947,363,142	960,979,523

As stated in note 2(f) above, the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2007 and 2006 was $195,164,227 and $170,139,499, respectively. The contract value of the fund as of December 31, 2007 and 2006, which is a component of net assets available for benefits, totaled $195,843,805 and $172,555,273, respectively. During 2007 and 2006, this fund yielded approximately 4.57% and 4.37%, respectively.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, by investment type, as follows:

Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$15,751,262
Corporate bond fund	185,764
Mutual funds	31,371,690
Common stock	8,203,714
Employer common stock	(70,034,223)

Net depreciation in fair value of investments	(14,521,793)

Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	(1,736,196)

Net depreciation in investments	$(16,257,989)

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, by investment type, as follows:

Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$21,943,185
Corporate bond fund	(16,890)
Mutual funds	34,625,721
Common stock	36,795,752
Employer common stock	14,409,500

Net appreciation in fair value of investments	107,757,268

Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	(600,403)

Net appreciation in investments	$107,156,865

Dividends on Fidelity National Financial, Inc. (FNF) common stock totaled $8,581,247 and $3,689,596 in 2007 and 2006, respectively.

Dividends on Fidelity National Information Services, Inc. (FIS) common stock totaled $469,171 and $140,581 in 2007 and 2006, respectively.

Dividends on Old Fidelity National Financial, Inc. (Old FNF) common stock totaled $4,620,986 in 2006.

(4)	Related Party Transactions

Certain Plan investments are shares of common collective trust funds managed by Wells Fargo Trust Operations (Wells Fargo). Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As described in notes 2(e) and 3, Plan investments also include shares of the common stock of the Company and of FIS, also a party-in-interest.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company’s contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 14, 2005 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertain tax positions by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007 with no material impact to the statement of net assets available for benefits or the statement of changes in net assets available for benefits.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 expected to be filed for December 31, 2007 and the Form 5500 for December 31, 2006:

	2007	2006
Net assets available for benefits per the financial statements	$957,599,438	$966,482,212
Less adjustment from fair value to contract value for fully benefit- responsive investment contracts	(679,578)	(2,415,774)
Less benefits payable to partipants who have withdrawn from the Plan	(415,381)	—

Net assets available for benefits per the expected Form 5500	$956,504,479	$964,066,438

The following is a reconciliation of investment income per the financial statements to the Form 5500 expected to be filed for the year ended December 31, 2007 and the Form 5500 for the year ended December 31, 2006:

	2007	2006
Total investment income per the financial statements	$3,041,686	$123,477,467
Plus: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,415,774	—
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(679,578)	(2,415,774)

Total investment income per the expected Form 5500	$4,777,882	$121,061,693

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issuer, borrower,
lessor, or similar party	Description of investment	Shares/units	Cost	Current value
	Cash and cash equivalents
* Wells Fargo Trust Operations	Wells Fargo Short-term Investment Fund	2,584,469	(1)	$2,584,469
* Wells Fargo Trust Operations	Wells Fargo Advantage Cash Investment Money Market	288,354	(1)	288,354

	Common/collective trust funds:
* Wells Fargo Trust Operations	Wells Fargo S&P 500 Index Fund	965,453	(1)	62,474,488
* Wells Fargo Trust Operations	Wells Fargo Stable Return Fund	4,721,803	(1)	195,164,227
* Wells Fargo Trust Operations	Wells Fargo S&P Midcap Fund	1,222,669	(1)	21,775,729
* Wells Fargo Trust Operations	Well Fargo International Equity Fund	883,958	(1)	14,682,543

	Corporate bond fund:
Vanguard	Vanguard Intermediate Term Bond Fund	925,530	(1)	9,718,069

	Mutual funds:
ABN Amro Asset Management, Inc.	ABN Amro Growth Fund	3,564,552	(1)	120,339,280
Baron	Baron Small Cap Fund	1,403,814	(1)	33,452,885
Julius Baer	Julius Baer International Equity Fund Institutional Shares #1523	1,477,898	(1)	66,081,030
Oakmark Equity and Income	Oakmark Equity and Income Fund	4,391,116	(1)	118,033,195
Robertson Stephens	Robertson Stephens Value Fund Class A	434,930	(1)	11,425,605
The Dreyfus Corporation	Dreyfus Small Cap IndexFund	368,674	(1)	7,846,639
The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund	2,621,632	(1)	32,639,233
Van Kampen Investments	Van Kampen Comstock Fund	1,928,313	(1)	33,706,899

	Common stocks:
* Fidelity National Financial, Inc.	Fidelity National Financial, Inc.	7,207,062	(1)	105,294,775
* Fidelity National Information Services, Inc.	Fidelity National Information Services, Inc.	2,016,677	(1)	83,873,608

* Participant loans	Participant loans, various maturities, interest rates 5.0% — 10.5%, balances collateralized by participant account, a total of 4,018 loans are outstanding			27,982,114

				$947,363,142

*	Party in interest.

(1)	Cost information has not been included because investments are participant directed.
     See accompanying report of independent registered public accounting firm.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2007

	Relationship		Amount on	Lost
Identity of Party Involved	to Plan	Description of transaction	Line 4(a)	Interest
Fidelity National Financial, Inc.	Plan sponsor	2007 employee deferrals and loan repayments not deposited to the Plan in a timely manner	$65,396	$2,691
Fidelity National Financial, Inc.	Plan sponsor	Earnings on 2005 delinquent deferrals not deposited to the Plan in a timely manner	65	9
It was noted that there were unintentional delays by the Company in submitting certain 2007 participant contributions and loan repayments to the trustee. These amounts were remitted to the trustee in 2007, along with lost interest in the amount noted above. It was also noted that, in 2005, a deposit to the Plan of a delinquent contribution unintentionally excluded the lost interest on that contribution. This amount has been remitted to the trustee in 2008, along with the lost interest amount noted above.
See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Fidelity National Financial Group 401(k) Profit Sharing Plan
Date: June 27, 2008	/s/ KAREN HARPER
KAREN HARPER
TRUSTEE

EXHIBIT INDEX

Exhibit No.
23	Consent of KPMG, LLP